Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 101 Constitution Avenue, NW / Suite 900 / Washington, DC 20001 Tel: 202.712.2800 Fax: 202.712.2860 www.nelsonmullins.com	Janis F. Kerns Tel: 202.712.2813 janis.kerns@nelsonmullins.com

April 26, 2017

By Edgar and Email Delivery

Dominic Minore

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monroe Capital Corporation

Proxy Statement on Form PRE 14A

Filed April 7, 2017

File No.: 814-00866

Dear Mr. Minore:

On behalf of Monroe Capital Corporation (the “Company”), this letter is being filed with your office in response to the Staff’s verbal comments conveyed by you in a conversation with E. Peter Strand on Wednesday, April 12, 2017 with respect to the Company’s preliminary proxy statement (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on April 7, 2017.

We have paraphrased the Staff’s comments followed by the Company’s response below to aid in your review. We will provide courtesy copies of the final proxy statement on Form DEF 14A (the “Final Proxy Statement”), as filed and marked to show changes from the Proxy Statement.

1.	We refer to the title of Proposal No. 2 and elsewhere in such proposal where references are made to “net asset value” being the equivalent of “book value.” Please remove such references to “book value.”

Response:

The Company has revised pages i, 28 and 29 of the Final Proxy Statement as requested.

Dominic Minore Division of Investment Management April 26, 2017 Page 2

2.	Please confirm that all the information required to be disclosed pursuant to Item 22(b)(11) of Schedule 14A has been disclosed in the “Proposal No. 1: Election of Class II Directors” section of the proxy statement.

Response:

The Company confirms to the Staff on a supplemental basis that all the information required to be disclosed by the Company pursuant to Item 22(b)(11) of Schedule 14A has been disclosed in the “Proposal No. 1: Election of Class II Directors” section of the proxy statement.

3.	We refer to the heading “Key Stockholder Considerations” on page 31. Please add “and Risk Factors” to the end of such heading.

Response:

The Company has revised page 31 of the Final Proxy Statement as requested.

4.	Please add disclosure to Proposal No. 2 clarifying that the costs of issuance of common stock will be borne by all common stockholders regardless of whether an individual stockholder purchases additional shares in such issuance.

Response:

The Company has revised page 31 of the Final Proxy Statement as requested.

5.	We refer to the section “Key Stockholder Considerations” on page 31. Please add disclosure clarifying that no additional authorization from stockholders will be sought even when dilution to stockholders in an offering below net asset value per share would be substantial.

Response:

The Company has revised page 31 of the Final Proxy Statement as requested.

Dominic Minore Division of Investment Management April 26, 2017 Page 3

6.	We refer to the sentence on page 31 that reads “This dilution would include reduction in the NAV per share as a result of the issuance of shares at a price below the NAV per share and a proportionately greater decrease in a stockholder’s interest in the earnings and assets of the Company and voting interest in the Company than the increase in the assets of the Company resulting from such issuance.” Please clarify the likely impact on the amount of distributions that will be available on a per share basis.

Response:

The Company has revised page 31 of the Final Proxy Statement as requested.

7.	Please disclose that if Proposal No. 2 is approved by stockholders, there will be no limit on the number of offerings below net asset value that the Company may conduct for the one-year period that authorization is granted, subject to the overall cap on dilution.

Response:

The Company has revised page 28 of the Final Proxy Statement as requested.

8.	We refer to the disclosure and tables under the heading “Examples of Dilutive Effect of the Issuance of Shares Below Net Asset Value” on pages 31 through 35. Please revise such examples to more closely follow the actual capitalization of the Company.

Response:

The Company has revised pages 32 through 36 of the Final Proxy Statement as requested.

9.	Please use a minus sign rather than parentheses to indicate negative numbers in the tables on pages 32, 33 and 35.

Response:

The Company has revised pages 32, 34 and 36 of the Final Proxy Statement as requested.

Dominic Minore Division of Investment Management April 26, 2017 Page 4

10.	We refer to the text on page 36 that states “The Board of Directors, including the independent directors, concluded that the benefits to the Company’s stockholders from increasing the Company’s capital base outweighed any detriment from increased management fees, especially considering that the management fees would increase regardless of whether the Company offers shares of common stock below NAV or above NAV.” Please reconsider the clause beginning “especially considering…” and revise accordingly.

Response:

The Company has deleted the specified language on page 37 of the Final Proxy Statement as requested.

* * * * * *

Please direct any questions or further communications relating to the above to the undersigned at (202) 712-2813 or Jon Talcott at (202) 712-2806. Thank you for your attention to this matter.

Very truly yours,

/s/ Janis F. Kerns

Janis F. Kerns

cc:	Jonathan H. Talcott

Monroe Capital Corporation

Theodore Koenig

Aaron Peck